August  4,  2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention:  Daniel L. Gordon

Senior Assistant Chief Accountant, Office of Real Estate and Commodities
Mail Stop 3233

Re: Franklin Street Properties Corp.

Form 10-K for the fiscal year ended December 31, 2016
Filed February 15, 2017
File No. 001-32470

Form 8-K

Filed May 2, 2017

File No. 001-32470

Dear Mr. Gordon:

Franklin Street Properties Corp. (the “Company”) has set forth below a  response to the comment to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 2, 2017 provided by you to Mr. John G. Demeritt in a letter dated July 26, 2017 (the “Letter”).    The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.

Form 8-K filed May 2, 2017

Exhibit 99.1

FFO Guidance, page 2

1. We note that you provide quarterly and full year FFO guidance ranges for 2017.  Given the lack of similar GAAP information and quantitative reconciliation between the GAAP and non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K.  Reference is also made to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

FSP Investments LLC ▪ FSP Property Management LLC

401 Edgewater Place ▪ Suite 200 ▪ Wakefield, MA 01880 ▪ Telephone: 781 246 4900 ▪ Fax: 781 246 2807

United States Securities and Exchange Commission
Attn: Daniel L. Gordon

Senior Assistant Chief Accountant, Office of Real Estate and Commodities
August 4, 2017

Response

On August 1, 2017, the Company filed a Current Report on Form 8-K (the “Filing”).  In Exhibit 99.1 to the Filing, on pages two and three, under the heading “FFO Guidance”, the Company included the following new disclosure (the “New Disclosure”):

(a)	On page two, full year and third quarter 2017 net income (loss) guidance.

(b)	On page three, a reconciliation of the guidance for net income (loss) to the guidance for FFO.

In future similar filings on Form 8-K, the Company undertakes to include the New Disclosure.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning this response.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt

Executive Vice President, Chief Financial Officer and Treasurer

cc:       Scott H. Carter, Esq.,  Executive Vice President, General Counsel and Secretary,  Franklin

Street Properties Corp.

Andrew J. Klouse, Senior Vice President and Assistant Treasurer, Franklin Street

Properties Corp.

Thomas S. Ward, Esq., WilmerHale

Mr. Robert Hatch, Ernst & Young LLP